Wells Fargo Securities, LLC 301 South College Street Charlotte, NC 28288-8905

VIA EDGAR

January 22, 2010

Keith O’Connell, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Federated Enhanced Treasury Income Fund

Registration Statement on Form N-2

File Nos. 333-144682 and 811-22098

Dear Mr. O’Connell:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we, on behalf of the several underwriters, wish to advise you that distribution of the Registration Statement on Form N-2 as filed on December 23, 2009 and the Preliminary Prospectus dated December 23, 2009, began on December 23, 2009 and is expected to conclude at approximately 5:00 p.m., Eastern Time, on January 26, 2010, with anticipated distribution results as follows: a limited number of Registration Statements have or will be sent to underwriters and approximately 75,000 copies of the Preliminary Prospectus have or will be sent to underwriters, dealers and institutions.

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, on behalf of the underwriters of the offering of shares of common stock of Federated Enhanced Treasury Income Fund (the “Fund”), hereby joins in the request of the Fund for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 2:00 p.m., Eastern Time, on January 26, 2010 or as soon thereafter as practicable.

Sincerely, WELLS FARGO SECURITIES, LLC As Representative

By:	WELLS FARGO SECURITIES, LLC

By:	/s/ Jerry Raio
Name: Jerry Raio Title: Managing Director